Exhibit 99.1

Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Itaú is always evaluating options to expand its operations in the financial market, and it is analyzing new investment opportunities focusing on the aggregation of value for our shareholders.

Pursuant its Disclosure Policy, Itaú always informs right away any information characterizing a material fact to the market.

In face of the news disclosed by Valor Econômico journal, on September 13, 2007, about a possible acquisition of certain banking assets in Brazil, it is necessary to put on record that no proposal signed by Itaú exists for the purchase of said assets, nor are there any negotiations taking place to materialize this acquisition in the manner it was described in said feature.

São Paulo, September 13, 2007. ALFREDO EGYDIO SETUBAL Investor Relations Officer